NEWS ANNOUNCEMENT

                                                  FOR IMMEDIATE RELEASE

    CONTACT:
    Kevin Bermeister, President                   David Collins
    Michael Ozen, Chief Financial Officer         Jaffoni & Collins Incorporated
    Brilliant Digital Entertainment               212/835-8500 or bde@jcir.com
    818/615-1500 or info@bde3d.com


            BRILLIANT(TM) DIGITAL ENTERTAINMENT REPORTS 1998 RESULTS;
             REVIEWS PROGRESS AND OPPORTUNITIES FOR 1999 AND BEYOND

LOS ANGELES, CA - April 1, 1999 - Brilliant Digital Entertainment, Inc. (AMEX:BDE; http://www.multipathmovies.com), today announced operating results for the fourth quarter and full year ended December 31, 1998. The Company also reviewed its increased focus on Internet opportunities, progress in technology development, Multipath(TM) Movie and Webisode(TM) production, expanding base of distribution relationships and increasing awareness of, and traffic on, its Internet web site.

Brilliant's achievements over the past year include:

0 Internet launch of 16 Multipath Movie Episodes and Webisodes - shorter duration, serialized and easily downloaded versions of Multipath Movie episodes.

0 Launch of the Digital Projector(TM) technology, an easily downloaded viewing technology that operates within versions of Microsoft Explorer and Netscape Navigator web browsers. Over 200,000 copies have been downloaded to date.

0 New distribution relationships established with @Home, DVD EXPRESS, Mediadome and GameStorm further expanding consumer access, on the Internet, to Brilliant content and technology.

0 January 1999 distribution of CD ROM products into retail. Performance in Wal-Mart stores was positive, resulting in re-orders and roll out to additional stores.

0 Output of first high resolution animation, featuring Gravity Angels. Interest in the project was very high at the annual NATPE television industry convention. A complete two-hour episode is soon to be released.

0 Launch of B3D-Minimize for Max, real time animation tool to the BETA test market. Industry previews have been positive, and the tool is now complete and ready for release during April 1999. B3D enables animators to make real time animations that can be played back on the Internet using Brilliant's proprietary Digital Projector.


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0     Multipath Movie title distribution is expanded via SlingShot to the DVD market using pre-rendered hi-fidelity audio and video technology. Roll-out will broaden the availability of titles in retail which are targeted to a platform designed for a more traditional living room viewing experience than the PC.
0 Data compression enhancements enable certain existing and future Multipath Movie titles or animation created using the b3d file format to be reduced in size by more than 40% with further reductions possible. The first titles to take advantage of these developments will be released in Q2 1999 and will include Superman. The enhancements take Multipath a step closer to being accessible by the majority of Internet users with narrow-band access.

1998 RESULTS:
Brilliant's operating results reflect ongoing investment in the development of its Internet capabilities, the production of Multipath Movie episodes/Webisodes, the continued development of proprietary software tools and Internet Digital Projector technology and the formation of new distribution and product development relationships. Results for 1998 reflect the increased production of Multipath Movie episodes/Webisodes and the expensing of such costs beginning in the second quarter.

Accordingly, Brilliant Digital reported a fourth quarter net loss of $(3,088,000), or $(0.33) per share, compared with a net loss of $(1,375,000), or $(0.17) per share, for the same period a year ago. Brilliant Digital's 1998 fourth quarter revenues were $224,000, principally reflecting retail sales of $191,000 for Multipath Movie CD ROM products and revenue of $33,000 under a Multipath Movie technology and content development agreement.

For the year ended December 31, 1998, Brilliant Digital reported a net loss of $(9,425,000), or $(1.00) per share, compared to a net loss in the prior year of $(2,305,000), or $(0.31) per share. Revenues for 1998 were $431,000, compared to revenues of $2,481,000 in 1997, including $1,973,000 related to a distribution agreement with Packard Bell NEC.

Kevin Bermeister, President of Brilliant Digital, commented, "We are actively working to build upon our achievements in 1998 and remain keenly focused on the Internet. Our opportunities include licensing our development tools and applications to foster the creation of Internet-ready content and to develop a new Internet animation standard for use in entertainment, education and e-commerce."

"An important aspect of Brilliant's strategy is to position our production process and technology as an essential solution in the converging markets for television broadcast and Internet animation. Revenue will be generated from tools and technology licensing, content co-production and joint venture content distribution with the more established distribution partners in the television broadcast and on-line markets. Having entered the market early, we are well positioned to leverage our solutions in the rapidly evolving market for Internet and new media content."

Brilliant continues to carefully consider new business opportunities that could be strategic to the development of the Company and currently is in discussions and performing due diligence
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relating to such a possible acquisition by Brilliant. The Company has not determined to proceed with the possible acquisition and cautions that there can be no assurance that its discussions will lead to any acquisition or that any acquisition, if consummated, will be beneficial to Brilliant. Brilliant has also determined to file a Form 12b-25, deferring for up to 15 days the filing of its annual report on Form 10-KSB, noting that is unable at this time, without unreasonable effort and expense, to file its Annual Report on Form 10-KSB for the year ended December 31, 1998.

ABOUT BRILLIANT DIGITAL ENTERTAINMENT:
Brilliant Digital Entertainment (http://www.multipathmovies.com) is the production studio responsible for creating Multipath Movies, a new generation of digital entertainment to be distributed over the Internet, on CD-ROM, as television programming and for home video. Multipath Movies are developed using proprietary, technologically advanced software tools that produce three-dimensional, digitally animated stories, each with multiple user-influenced plot alternatives or paths that lead to a variety of distinct conclusions.

Brilliant Digital has formed strategic alliances with Packard Bell NEC, CompuServe, British Telecom, DVD EXPRESS, Kesmai's GameStorm and @Home to distribute its Multipath Movies over the Internet's World Wide Web and has acquired the exclusive worldwide interactive rights to Bantam Doubleday Dell Books for Young Readers for the Choose Your Own Adventure series of interactive books. Brilliant has also signed content license agreements for the following properties: Ace Ventura (Morgan Creek Productions), KISS, Popeye (King Features), Superman (DC Comics) and Xena (Universal Studios). The company is headquartered in Los Angeles, CA with offices in Bondi Junction and Double Bay, Australia and Middlesex, England.

INFORMATION ABOUT FORWARD LOOKING STATEMENTS:
Statements in this news release that relate to future plans, financial results or projections, events or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Actual results may differ materially due to a variety of factors. Forward looking statements include (i) Brilliant's stated expectation that its B3D tool will be released during April 1999, (ii) Brilliant's expectation that licensing of its development tools and applications can foster the creation of Internet-ready content and to develop a new Internet animation standard for use in entertainment, education and e-commerce, (iii) Brilliants expectation that revenue will be generated from tools and technology licensing, content co-production and joint venture content distribution with the more established distribution partners in the television broadcast and on-line markets , and (iv) Brilliant's expectation that a complete two-hour episode of Gravity Angels is soon to be released to the market. Brilliant's ability to complete and timely release its titles and tools projected for release is subject to a number of factors and risks including the Company's ability to complete quality assurance testing of titles and tools and the ability of Brilliant or its distribution partners to conclude distribution and marketing arrangements in a highly competitive environment. Brilliant's ability to successfully license its development tools and applications to foster the creation of Internet-ready content and to develop a new Internet animation standard and generate revenue from tools and technology licensing, content co-production and joint venture content distribution is subject to (i) the negotiation and/or implementation of distribution and marketing arrangements which are not certain of success, (ii) with respect to Internet distribution, overcoming consumer reluctance to initiate large downloads over low bandwidth Internet connections, (iii) with respect to retail markets, the ability of the Company to manufacture, package and ship its products on schedule and avoid delays and manufacturing capacity shortages inherent in the software distribution process, and (iv) many other risks described in the Company's most recently filed Form 10-KSB report and 10-QSB. If Brilliant is unable to timely release, market and distribute its new products, or if the products are not commercially successful, Brilliant's results will be materially adversely affected. Information about certain additional risk factors is contained in the

                          (financial statements follow)

Company's most recently filed Form 10-KSB report and 10-QSB report and are available from Brilliant Digital Entertainment's Investor Relations department and may be obtained by calling or writing to our investor relations company, Jaffoni & Collins at 212-835-8500 or bde@jcir.com.





                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                              DECEMBER 31,
                                                                 1998
                                                           ------------------
  ASSETS
  Cash and cash equivalents..........................    $             3,187
  Other current assets...............................                  2,449
                                                          ------------------
  Total current assets...............................                  5,636
  Other assets.......................................                  1,817
                                                          ------------------
  Total assets.......................................    $             7,453
                                                          ==================


  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities................................    $            1,552
  Long-term liabilities..............................                   343
                                                          ------------------
  Total liabilities..................................                 1,895
  Total stockholders' equity.........................                 5,558
                                                          ------------------
  Total liabilities and stockholders' equity.........    $            7,453
                                                          ==================
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
                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                         3 MONTHS           3 MONTHS           YEAR            YEAR
                                           ENDED              ENDED           ENDED            ENDED
                                          12/31/98           12/31/97        12/31/98         12/31/97
                                      --------------     -------------    --------------   --------------
                                        (UNAUDITED)        (UNAUDITED)       (AUDITED)        (AUDITED)
REVENUE:
     Total revenues.................  $          224    $          114   $           431   $        2,481
                                       -------------     -------------    --------------   --------------

COST OF REVENUES AND EXPENSES:
Cost of revenues....................             958                26             1,383               44
Sales & marketing...................             511               704             1,785            1,090
General and administrative..........             912               558             2,936            2,214
Research and development............             835               304             3,798            1,709
Depreciation........................             130                20               390              214
                                       -------------     -------------    --------------   --------------
Total cost of revenues and expenses            3,346             1,612            10,292            5,271
                                       -------------     -------------    --------------   --------------

(Loss) from operations.............           (3,122)           (1,498)           (9,861)          (2,790)

OTHER INCOME (EXPENSE):
Export market development grant...                --                --                73              148
Gain (loss) on foreign exchange...                --                26                (5)              27
Interest income (expense), net....                34                98               368              313
                                       -------------     -------------    --------------   --------------
     Total other income (expense).                34               124               436              488
                                       -------------     -------------    --------------   --------------
(Loss) before income taxes........            (3,088)           (1,374)           (9,425)          (2,302)
Provision for income taxes........                (0)               (1)               (0)              (3)
                                       -------------     -------------     -------------    -------------

Net income (loss).................    $       (3,088)   $       (1,375)  $        (9,425) $        (2,305)
                                       =============     =============    ==============   ==============
Comprehensive income (loss)......     $       (2,939)   $       (1,522)  $        (9,353) $        (2,473)
                                       =============     =============    ==============   ==============
Basic and diluted net income

     (loss) per share............      $       (0.33)   $        (0.17)  $         (1.00) $         (0.31)
                                       =============     =============    ==============   ==============
Common shares used in computing
     basic income (loss) per share             9,403             7,201             9,403            7,384
                                       =============     =============    ==============   ==============

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